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                             September 9, 2021

       David Kaplan
       Chief Executive Officer
       Gin & Luck Inc.
       3756 W. Avenue 40, Suite K #278
       Los Angeles, CA 90065

                                                        Re: Gin & Luck Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed August 26,
2021
                                                            File No. 024-11463

       Dear Mr. Kaplan:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A

       General

   1. Please amend your offering circular and Part I of your filing to include in your aggregate offering price the
value of the common stock into which the Series B preferred stock may convert. Please
disclose how you calculate this value in your offering circular. As a related matter, please
revise your filing to provide a fixed price at which your Series
                                                        B convertible preferred
stock may be converted into common stock. In this regard, "at the market" offerings are
not permitted under Regulation A. See Rule Rule 251(a)(1)
                                                        and 251(d)(3)(ii) of
Regulation A.
 David Kaplan
FirstName
Gin & LuckLastNameDavid  Kaplan
           Inc.
Comapany 9,
September NameGin
             2021 & Luck Inc.
September
Page 2    9, 2021 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Jamie Ostrow, Esq.